UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): November 10, 2011

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ILLINOIS TOOL WORKS INC.

(Exact name of registrant as specified in its charter)

Delaware	1-4797	36-1258310
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

3600 West Lake Avenue, Glenview, IL	60026-1215
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 847-724-7500

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[   ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[   ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[   ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[   ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events

Illinois Tool Works Inc. (NYSE: ITW) today announced that Chairman and Chief Executive Officer David B. Speer will undergo treatment for a medical condition. Mr. Speer will continue in his role as chairman and chief executive officer. The Company's three vice chairmen, Thomas J. Hansen, David C. Parry and E. Scott Santi, along with the rest of the senior leadership team, will continue to assist and support Mr. Speer in the day-to-day operations of the Company.

Item 9.01   Financial Statements and Exhibits

(d)   Exhibits

Exhibit Number	Exhibit Description
99.1	Email from David B. Speer to ITW employees

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ILLINOIS TOOL WORKS INC.

Dated: <u>November 10, 2011</u> By: <u>/s/ Ronald D. Kropp</u>
              Ronald D. Kropp
              Senior Vice President & Chief Accounting Officer